WIZARD WORLD, INC.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

April 12, 2011

Ms. Jamie Kessel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc.
Form 8-K filed on December 14, 2010, as amended by Amendment No. 1 filed on February 18, 2011
File No. 000-33383

Dear Ms. Kessel:

This will confirm our conversation on March 21, 2011 that Wizard World, Inc. (the “Company”) will not be able to respond to the Securities and Exchange Commission’s (the “Commission”) comment letter, dated March 17, 2011(the “Letter”) regarding the Company’s Form 8-K/A filed on February 18, 2011, by the tenth business day after the date of the Letter.  The Company is unable to respond by such time because the Commission requested in the Letter that the Company provide consolidated financial statements with Wizard Conventions, Inc. and/or Wizard Entertainment, Inc.  Therefore, the Company respectfully requests that the deadline for the Company’s response be extended to Monday, May 16, 2011 in order to allow adequate time for the Company to re-assess if predecessor issues exist and, if so, to satisfy the accounting and audit requirements.

Please contact me at (646) 308-1390 should you have any questions.  Thank you for your attention.

Sincerely,

/s/ Gareb Shamus
Gareb Shamus
President and Chief Executive Officer